

April 29, 2014

<u>Via E-mail</u>
Eduard Musheyev
President
Diamond Technology Enterprises, Inc.
21 West 47th Street, #24
New York, NY 10036

> **Re:** **Diamond Technology Enterprises, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 4, 2014**
> **File No. 333-192135**

Dear Mr. Musheyev:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated March 11, 2014, as well as the related revisions to your disclosure. Accordingly, please revise your disclosure throughout the prospectus to clarify that the shares being offered in both the primary and the secondary offering will be sold at a fixed price for the duration of the offerings.

2. Please disclose the date on which the primary offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Description of Business and Property, page 16

3. We note your disclosure on page 17 that you anticipate having 12 machines fully operational in 2014. Given you disclosure on page 20, it appears that this reference

should be to "2015." Please revise.

Executive Compensation, page 24

4. We note that in your response to comment 9 you state that you are not deferring executive salaries. However, in your table you still have a footnote indicated next to salary ("Salary*") which indicates that salaries are "Deferred Salary." Please either delete this reference or disclose what amount has been deferred.

Certain Relationships and Related Party Transactions, page 26

5. Please file as an exhibit the $15,000 related party note payable to Mr. Musheyev that was entered into subsequent of January 31, 2014. In addition, please disclose the manner in which Quick Solutions WorldWide, L.P. is a related party, and file your note with such entity as an exhibit.

Plan of Distribution, page 31

6. We note your response to comment 10 in our letter dated March 11, 2014. Please revise your disclosure concerning both the primary and secondary offerings to make clear that the shares offered in such offerings will be sold at a fixed price for the duration of the offerings, including your reference to "fixed or negotiated prices" in the first paragraph. In addition, please revise your references to agents, dealers and underwriters on the top of page 33 given that the primary offering is a self-underwritten offering.

Exhibit 5.1

7. Please revise the second paragraph of the opinion to clarify that the referenced 6,000,000 shares of the company's common stock are to be issued by the company.

Please contact Jason Niethamer, Assistant Chief Accountant at (202) 551-3855, or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director